

December 20, 2013

Via E-mail
Mr. David A. Ramsay
Vice President and Chief Financial Officer
Halozyme Therapeutics, Inc.
11388 Sorrento Valley Road
San Diego, CA 92121

      Re: **Halozyme Therapeutics, Inc.**
              Form 10-K for the Fiscal Ended December 31, 2012
              Filed March 1, 2013
              Form 10-Q for the Quarterly Period Ended September 30, 2013
              Filed November 8, 2013
              File No. 001-32335

Dear Mr. Ramsay:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2012
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Research and Development Expenses, page F-13

1. You disclose that you expense as incurred milestone payments made in connection with in-licensed technology or product candidates when there is uncertainty in receiving future economic benefits from the licensed technology or product candidates. Please tell us how this policy complies with the guidance in ASC 730-10-25-2c. In your response, please tell us whether you in-licensed any technology or product candidates that had alternative future uses in research and development projects or otherwise. Please provide us the

        proposed revised policy disclosure to be included in future periodic reports that evidences your compliance with the referenced guidance.

Form 10-Q for the quarterly period ended September 30, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

2. You disclose in the last paragraph on page 32, related to the three-month period, and in the first paragraph on page 35, related to the nine-month period, that your cost of sales excludes the cost of inventory of Herceptin SC and HyQvia incurred prior to receipt of regulatory marketing approval. Please provide us proposed revised disclosure to be included in future periodic reports that includes:

- the amount, by year, of manufacturing costs of API for Herceptin SC and HyQvia incurred prior to receiving the marketing approvals that was previously charged to research and development expense;
- the estimated selling price or range of zero-cost/reduced-cost inventory you have at the latest balance sheet date presented and an indication as to the time period you expect to sell this inventory; and
- the estimated cost of sales or a range, if determinable, as a percentage of selling price that you expect to incur after the zero-cost/reduced cost inventory has been consumed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- the staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                Sincerely,

                                /s/ Jim B. Rosenberg

                                Jim B. Rosenberg
                                Senior Assistant Chief Accountant